UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Rua Eteno, 1561,  Polo Petroquímico de Camaçari
Camaçari, BA 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Reliance on SEC Relief from Filing Requirements

On March 25, 2020, the U.S. Securities and Exchange Commission (the “SEC”) issued an order (Release No. 34‑88465) (the “SEC Order”), which provides conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (COVID-19) pandemic. The SEC Order provides that a registrant subject to the reporting requirements of Exchange Act Section 13(a) or 15(d), and any person required to make any filings with respect to such registrant, is exempt from any requirement to file or furnish materials and any amendment thereto with the SEC under Exchange Act Sections 13(a), 13(f), 13(g), 14(a), 14(c), 14(f), 15(d) and Regulations 13A, 13D-G (except for those provisions mandating the filing of Schedule 13D or amendments to Schedule 13D), 14A, 14C and 15D, and Exchange Act Rules 13f-1, and 14f-1, as applicable, if certain conditions are satisfied.

Braskem S.A. (the “Company”) will be relying on the SEC Order to delay the filing of its annual report on Form 20‑F (the “Annual Report”) for the year ended December 31, 2019, which is originally due on April 30, 2020, due to the circumstances related to the novel coronavirus (COVID-19) pandemic. In particular, the novel coronavirus (COVID-19) pandemic has caused displacement of staff and certain other resources of the Company in order to comply with government-imposed restrictions and “stay-at-home” orders.  Because of this, the Company is still conducting procedures and analyses on its internal processes and controls in connection with its financial statements for the year ended December 31, 2019 prepared under PCAOB standards.  Among such procedures and analyses, the Company is assessing whether the material weaknesses reported as of December 31, 2018 were successfully remediated as of December 31, 2019.  This has, in turn, delayed the Company’s ability to prepare and complete its Annual Report on a timely basis.  Notwithstanding the foregoing, the Company currently expects to be able to file its Annual Report within 45 days of the original filing deadline of April 30, 2020.

Additional Risk Factor

In light of the ongoing novel coronavirus (COVID-19) pandemic, the Company provides the following risk factor explaining the impact of the novel coronavirus (COVID-19) pandemic on its business:

Global or regional health pandemics or epidemics, including that related to the novel coronavirus (COVID-19), may adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by the novel coronavirus (COVID-19) pandemic, which was reported to have surfaced in China in December 2019 and spread to the rest of the world, or by other pandemics or epidemics of similar nature. In 2020, the novel coronavirus (COVID-19) pandemic has significantly impacted economic activity and markets around the world, and its severity, magnitude and duration is highly uncertain, rapidly changing and difficult to predict. At this time, our management cannot fully predict with certainty the effects that the novel coronavirus (COVID‑19) pandemic will have on our business, financial condition and results of operations and whether these effects will be material to us. The spread of the novel coronavirus (COVID-19) has caused us to modify certain of our business practices, and we may take further actions as required by government authorities or that we determine are in the best interests of our employees, customers, partners and suppliers.  Based on our preliminary operating data for April 2020 and the publicly reported expected impact on certain industries that are customers to our products (such as automotive and construction), we believe the novel coronavirus (COVID-19) could negatively affect our business in numerous ways, including, but not limited to, reduce our production, sales volume and net sales revenue, increase some of our costs, and decrease our gross margin.

We are closely monitoring the impact of the novel coronavirus (COVID-19) pandemic on all aspects of our business and geographies, including how it may impact our customers, team members, suppliers, business partners and distribution channels. We are at this time unable to fully predict the impact that the novel coronavirus (COVID-19) pandemic will have on our financial position and results of operations due to numerous uncertainties that we are unable to predict or control, such as the severity of the virus, the duration of the outbreak, governmental, business or other actions, which could include limitations on our operations or mandates to provide products or services, impacts on our supply chains, the effect on customer demand, plant closures or changes to our operations. We cannot predict the impact that the novel coronavirus (COVID-19) pandemic will have on our customers, suppliers and other business partners, and any material effect on these parties could also adversely impact us.  The health of our workforce, and our ability to meet staffing needs in our plants, distribution facilities, sale operations and other critical functions cannot be predicted.  Further, the impacts of the expected worsening of global economic conditions and the continued disruptions to, and volatility in, the credit and financial markets, consumer and corporate spending as well as other unanticipated consequences remain unknown. The pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce our ability to access capital or our customers' ability to pay us for past or future purchases, which could negatively affect our liquidity.

While we are actively managing our response on potential impacts that are identified, we may not be able to respond to all impacts on a timely basis to prevent adverse effects on our business, financial condition and results of operations.

These and other impacts of the novel coronavirus (COVID-19) pandemic could have the effect of heightening many other risks related to the Company’s business and industry, including without limitation those described in the “Risk Factors” section of our annual report for the year ended December 31, 2018, which was filed with the SEC on October 17, 2019 and those to be described in subsequent filings made by us pursuant to the Exchange Act, including our annual report for the year ended December 31, 2019 to be filed with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results, including the projected impact of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations.  Please refer to our annual report on Form 20-F for the year ended December 31, 2019 to be filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas
	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer